Exhibit 95.1

Federal Mine Safety and Health Act Information

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") requires issuers to include in periodic reports filed with the SEC certain information relating to citations or orders for violations of standards under the Federal Mine Safety and Health Act of 1977, as amended by the Federal Mine Improvement and New Emergency Response Act of 2006 relating to mines in the United States. The Company owns the Appalachia Sand & Gravel sand mine, MSHA Mine ID No. 33-04769, located in Washington, Ohio. Operations at the mine are conducted by a third party.

During the year ended December 31, 2023, there were no violations, citations, or orders, related assessments or legal actions, or any mining-related fatalities or similar events, requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.